SEC
Mail Processing
Section

FEB 29 2016

Washington DC
404

SE 16001876

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 69398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/08/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clearwater Securities LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S. Capitol Blvd Suite 600
(No. and Street)

Boise	ID	83702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ryan Arave (208)489-7545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 W. Main St.	Boise	Idaho	83702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Timothy Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clearwater Securities, LLC., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN MARAZZO
Notary Public
State of Idaho

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
June 8, 2015 to December 31, 2015
Clearwater Securities, LLC

EideBailly®

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
of Clearwater Securities, LLC
Boise, Idaho

We have audited the accompanying statement of financial condition of Clearwater Securities, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the period from June 8, 2015 to December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included in Supplemental Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information included in Supplemental Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

Boise, Idaho
February 18, 2016

	2015
Assets	
Current Assets	
Cash	$ 124,418
Total assets	$ 124,418
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable - related parties	$ 547
Total liabilities	547
Equity	
Member's equity	123,871
Total liabilities and member's equity	$ 124,418

See Notes to Financial Statements

		2015
Operating Revenue	$	-
Operating Expenses		2,332
Related Party Operating Expenses		1,427
Loss from Operations		(3,759)
Net Loss	$	(3,759)

	2015
Members' Equity	
Beginning balance	$ 127,630
Net Loss	(3,759)
Total Members' Equity	$ 123,871

	2015
Operating Activities	
Net loss	$ (3,759)
Adjustments to reconcile net loss to net cash used in operating activities	
Accounts payable, related party	370
Net Cash used in Operating Activities	(3,389)
Change in Cash	(3,389)
Cash, Beginning of Period	127,807
Cash, End of Year	$ 124,418

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Clearwater Securities, LLC (the Company) was organized on November 27, 2013 with a focus on becoming a broker dealer. The Company was approved by FINRA and started operations as a broker dealer on June 8, 2015. The financial statements include activity from the FINRA approval date, June 8, 2015, through December 31, 2015.

The Company is an introducing broker dealer to State Street Global Markets. Upon introduction by the Company, State Street Global Markets will make available to introduced fund providers, investment managers, institutional funds and other professional investors, State Street Connect, a proprietary electronic fund platform that provides institutional investors with the ability to electronically route orders for the subscription and redemption of shares for a wide range of money-market funds.

Sockeye, Inc. is the majority owner of Clearwater Securities, LLC.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in accounts held by major banks and financial institutions located in the U.S. The Company's bank account balances with financial institutions as of December 31, 2015, were below the FDIC insured limits.

Cash

Cash includes all cash on deposit.

Use of Estimates

The Company prepared its financial statements in conformity with accounting principles generally accepted in the United States of America which requires the Company to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Changes in these estimates and assumptions may have a material impact on the Company's financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events as of February 18, 2015, the date which financial statements were available to be issued.

Revenue Recognition Policy

It is our policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) when an accepted client enters an order into the State Street Fund platform, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured. The Company will be paid a commission in respect for each client accepted by State Street Global Markets.

Accounting Developments

In May 2014, the FASB issued guidance codified in ASC 606, Revenue Recognition - Revenue from Contracts with Customers, which amends the guidance in former ASC 605, Revenue Recognition. Management is currently evaluating the impact of the future adoption of ASC 606 on the Company's financial statements. The new guidance is effective for fiscal years beginning after December 15, 2018.

Income Taxes

The Company was formed as a limited liability company and elected taxation as a partnership. Earnings and losses are included in the income tax returns of the members and taxed depending on their tax strategies. Accordingly, the Company will likely not incur significant income tax obligations, and the financial statements do not include a provision for income taxes.

The Company adopted the provisions of FASB Accounting Standards Codification topic ASC 740-10, at inception. The implementation of this standard had no impact on the financial statements. As of December 31, 2015, the unrecognized tax benefit accrual was zero.

Note 2 - Related Party Transactions

The Company has an expense sharing agreement with related parties effective for an initial term of one year and shall thereafter be renewed automatically for successive one year terms unless terminated by the Company or related parties. The company received support services from two related parties totaling $853 and $574 during the period of June 8, 2015 through December 31, 2015. Amounts due to related parties were $438 and $109, at December 31, 2015. The Company and the two related parties share common ownership.

The agreement was automatically renewed on September 23, 2015 through September 22, 2016. In the agreement, related parties contracted to provide administrative and back office services required by the Company. Related parties are not required to assist or otherwise have any involvement in the management, sales activities or decision-making process of the Company incident to its broker/dealer activities. Services provided by related parties include but are not limited to: A. Administration of its business, including information systems, accounting assistance, human resource assistance, bookkeeping, record keeping and clerical services, B. Furnishing to the Company, to the extent required, office space, office equipment and supplies, C. Assist the Company in its compliance with reporting and other administrative obligations imposed by statute, regulations or associations of which the Company is a member, D. Facilitate payroll, insurance and employee benefit administration, E. Prepare budgets as may be required or appropriate; F. Provide marketing and sales services as may be requested by the Company, G. Arrange for and monitor legal, accounting and other professional services which may be required by the Company, and H. Provide any other service required in the Company's administration as agreed.

Note 3 - Regulatory Requirements

Broker-dealers are subject to regulations that cover all aspects of the securities business. The Company business model is exclusively focused on introducing clients to State Street Global Markets (SSGM) and to State Street Connect, a proprietary electronic fund platform owned by SSGM. The Company does not hold customer funds or securities, or carry on research, securities trading, lending or underwriting activities. While this means that certain broker-dealer regulations, such as those pertaining to the use and safekeeping of customers' funds and securities and the financing of customers' purchases, are not applicable to the Company, it remains subject to other applicable broker-dealer regulations, including regulatory capital levels, record keeping and reporting requirements, and the conduct and qualifications of officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, the Company is subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be retained in liquid financial instruments relative to the amount of its liabilities. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness to capital, as defined in the Rule. As of December 31, 2015, the Company's net capital was $123,871, aggregate indebtedness was $547, and the minimum net capital requirement was $5,000.

Note 4 – Members' Equity

The company has 35,000,000 units authorized and 193,000 membership units outstanding. All members have equal priority as to the return of capital contributions, net profits, net losses and distributions based on the number of shares each owns. If at any time the Company intends to issue or sell to any person (including an existing member) any units, then, before such issuance or sale, each holder of units has the preemptive right and option to purchase from the Company up to their equitable portion of the additional equity. As soon after the close of the Fiscal Year as practicable, the Company shall distribute an amount sufficient to pay the federal and state income taxes on any income for that fiscal year.

In the event a member desires to accept a third party offer for the transfer of all or any part of the member's interest, the Company shall have the right to purchase all of the member's interest included in the transfer upon the same terms and conditions or upon terms and conditions which do not materially vary from those offered by the third party.

No member shall be admitted or entitled to withdraw from the company except in accordance with the operating agreement. Admission requirements include but are not limited to management's consent to the admission, receipt of a management determined capital contribution, and receipt of a subscription agreement or similar investment agreement. A person shall cease to be a member upon any of the following events: majority vote, member's bankruptcy, death; incompetency, termination of trust or dissolution of an entity that is a member, or in the case of an estate that is a member, the distribution by the fiduciary of the estate's entire membership interest in the Company.

Note 4 – Members' Equity Continued...

Following an event of dissociation of a member, the company shall have the first option to purchase all or part of the dissociated member's interest. If the Company elects not to exercise its option for all or part of the dissociated member's interest, each other member has the option to purchase a part of the additional interest up to their current ownership percentage.

Supplementary Schedule 1
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net Capital:		
Members' Equity	$	123,871
Deduct Members' equity not allowable for Net Capital		-
Total Members' Equity qualified for Net Capital		123,871
Other deductions or allowable credits		-
Total Net Capital		123,871
Minimum net capital required		5,000
Excess net capital	$	118,871

Minimum Net Capital Requirement:	
(1) Minimum net capital required (6-2/3% of total aggregate indebtedness)	36
(2) Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement (greater of 1 or 2 above)	5,000
Ratio: Aggregate indebtedness to net capital	0.44%

Aggregate Indebtedness to Net Capital:		
Total Liabilities from Statement of Financial Condition	$	547
Other unrecorded amounts		-
Total aggregate Indebtedness	$	547

There are no difference between the supplemental schedules above and the focus report form X-17A-5 as of December 31, 2015.

Supplementary Schedule 2
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The company acts strictly as an introducing broker-dealer for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. As such, the Company is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

Supplementary Schedule 3
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The company acts strictly as an introducing broker-dealer for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. As such, the Company is exempt under Rule 15c3-3.

CLEARWATER SECURITIES, LLC'S EXEMPTION REPORT

Clearwater Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15C3-3 under the following provisions of 17 C.F.R. §240.15C3-3(k):

17 C.F.R. §240.15c3-3 (k)(2)(i)

Clearwater Securities, LLC

I, Timothy Dunn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date of Report: January 28, 2016

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Members
of Clearwater Securities, LLC
Boise, Idaho

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Clearwater Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Clearwater Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Clearwater Securities, LLC stated that Clearwater Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Clearwater Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clearwater Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Boise, Idaho
February 18, 2016